SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  June 4, 2008

By:  /s/Burgess H. Hildreth_________________________

       Burgess H. Hildreth, Vice President Human Resources

INTERTAPE POLYMER GROUP INC.

June 4, 2008

TO:

Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

Manitoba Securities Commission

Ontario Securities Commission

Office of the Administrator of Securities, New Brunswick

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

RE:

Intertape Polymer Group Inc.

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Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 –

Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs:

Following the annual meeting of shareholders of Intertape Polymer Group Inc. (“Intertape”) held on June 4, 2008 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors	• The six nominees proposed by management (Eric E. Baker, Melbourne F. Yull, Robert Beil, George J. Bunze, Allan Cohen and Torsten A. Schermer) were elected on a vote by show of hands.
2. Appointment of Intertape’s auditors	• Raymond Chabot Grant Thornton LLP, Chartered Accountants, were appointed as Intertape’s auditors on a vote by show of hands.

Yours truly,

(signed)  Eric E. Baker

Chairman of the Board of Directors